FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC

3Q17 EARNINGS RELEASE

AUDIO WEBCAST AND CONFERENCE CALL

There will be an audio webcast presentation and conference call today for investors and analysts. The speakers will be: Stuart Gulliver, Group Chief Executive; and Iain Mackay, Group Finance Director.

A copy of the presentation to investors and analysts is attached and is also available to view and download at http://www.hsbc.com/investor-relations/events-and-presentations. Full details of how to access the conference call appear below and details of how to access the webcast can also be found at: www.hsbc.com/investor-relations/group-results-and-reporting

http://www.rns-pdf.londonstockexchange.com/rns/9013U_1-2017-10-29.pdf

Time: 7.30am (London); 3.30pm (Hong Kong); and 3.30am (New York).

Conference call access numbers:

Restrictions may exist when accessing freephone/toll-free numbers using a mobile telephone.

Passcode: HSBC

	Toll-free	Toll
UK	0800 279 5983
US	1866 629 0054
Hong Kong	800 933 234
International		+44 1452 584 928

Replay access details from 30 October 2017, 10:45am GMT (available until Thursday, 30 November 2017, 10:45am GMT):

Passcode: 85745087

	Toll-free	Toll
UK	0800 953 1533
US	1866 247 4222
Hong Kong	800 901 393
International		+44 1452 550 000

Note to editors:

The HSBC Group

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 3,900 offices in 67 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of US$2,526bn at 30 September 2017, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 30 October 2017